Exhibit 99.1

Check-Cap Announces Agreement with GE Healthcare for X-Ray Capsule
Manufacturing Collaboration

ISFIYA, Israel, and BOSTON, August 4, 2016 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced it has entered into an agreement with GE Healthcare to develop and validate high-volume manufacturing for X-ray source production and assembly into Check-Cap’s capsule. Upon successful completion, the parties may discuss collaboration on execution of a high-volume manufacturing facility and distribution of the Check-Cap system.

“We are very excited to commence this strategic relationship with GE Healthcare as we continue our efforts to optimize the supply chain for the Check-Cap system,” said Bill Densel, CEO of Check-Cap. “GE Healthcare is a global leader in the development, manufacturing, and distribution of diagnostic imaging agents and radio-pharmaceutical drugs and devices. We believe that leveraging their experience and expertise provides us with a significant opportunity to meet our goal of increasing the time and cost efficiencies of production of our capsule for use in future clinical trials and commercialization.”

Colorectal cancer is the second leading cause of cancer death in the U.S., with an estimated 134,000 diagnoses and 49,000 deaths in 2016.  Despite compelling evidence that screening can detect colorectal cancer and precancerous polyps, nearly one-third of the recommended adult population has never been screened.  The Check-Cap system was designed to improve the patient experience by eliminating the features of existing screening methods, such as bowel preparation, invasive procedure, and stool handling, that pose a barrier to test completion.

Check-Cap is currently conducting a multi-center clinical feasibility study and expects to file a CE Mark submission for the Check-Cap system in the first half of 2017.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing the world’s first ingestible capsule system for preparation-free, less-invasive colorectal cancer screening.

The capsule utilizes innovative ultra-low dose X-ray and wireless communication technologies to scan the inside of the colon as it moves naturally, while the patient follows his or her normal daily routine.   After passage, the system generates a 3D map of the inner surface of the colon which enables detection of polyps and cancer.  Designed to increase the willingness of individuals to participate in recommended colorectal cancer screening, the Check-Cap system addresses many frequently-cited barriers, including laxative bowel preparation, invasiveness, and sedation. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
 212-554-5482
vivian@pcgadvisory.com

Media
Rob Sawyer
Lazar Partners Ltd.
212-843-0209
rsawyer@lazarpartners.com